NEUROTROPE, INC.

50 Park Place, Suite 1401

Newark, New Jersey 07102

Tel (973) 242-0005

February 10, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Neurotrope, Inc.
Registration Statement on Form S-1
Filed December 1, 2014
File No. 333-200664

Dear Mr. Riedler:

Set forth below is the response of Neurotrope, Inc. (the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter to the Company, dated December 16, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-200664) (the “Registration Statement”). An electronic version of Amendment No. 1 to the Registration Statement has been concurrently filed with the Commission through its EDGAR system.

For your convenience, we have repeated the Staff’s comment from the December 16, 2014 letter in bold and italicized print. The Company’s response is provided below the comment.

General

1.	We note that you are attempting to register the resale of 1,325,000 shares of common stock issuable upon conversion of Series A convertible preferred stock issuable upon exercise of Series A convertible preferred stock purchase warrants. It is premature to register the resale of the common stock underlying the Series A preferred stock because the Series A preferred stock is issuable only upon exercise of Series A preferred stock warrants and, therefore, is not yet outstanding. As you are only permitted to register the resale of securities that are outstanding or that will be issued directly upon exercise or conversion of outstanding securities, please amend your filing to remove the 1,325,000 shares of common stock that are issuable upon conversion of Series A convertible preferred stock issuable upon exercise of Series A convertible preferred stock purchase warrants.

Response: In response to the Staff’s comment, all of the Series A convertible preferred stock purchase warrants (relating to 1,325,000 shares of the Series A convertible preferred stock) have been converted (without additional consideration) into common stock purchase warrants. The Registration Statement has been amended, by Amendment No. 1 filed concurrently herewith, to reflect the conversion of such the Series A convertible preferred stock purchase warrants and the registration of the 1,325,000 shares of common stock underlying the common stock warrants received upon such conversion.

United States Securities and Exchange Commission

Attention: Jeffrey P. Riedler

February 10, 2015

Please do not hesitate to contact me at 973-242-0005 or our attorneys, Nanette W. Mantell at 609-514-8542 or Edward P. Bromley III at 609-514-8544, if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Charles S. Ramat

Charles S. Ramat,
President and Chief Executive Officer

cc:	Nanette W. Mantell, Esq.
Edward P. Bromley III, Esq.